KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 OCT 10 AM 10:23

Registration No.
82- 4154

SUPPL

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

02055358

Number of pages : 2
(including this page)

Date: 10. 10. 2002

Subject:: New Vice Chairman of a Board of Directors

Dear Sirs,

We are sending you announcement of new Vice Chairman of a Board of Directors.

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Yours Sincerely,

Floríková

Sylva Floríková
Director of Compliance

dlw 11/20

KB

Prague 1, Na Příkopě 33/969, postal code 114 07
Registration Number 45 31 70 54
Incorporated in the Register of Companies Maintained with the Municipal Court of Prague, Section B, File No. 1360

Notification

The Board of Directors of Komerční banka, a.s. elected Mr. Guy Poupet as the Vice-Chairman and Deputy CEO at its meeting held on 9 October 2002. Mr. Alexis Juan, CEO, entrusted him with the responsibility for Retail Banking (Marketing, Distribution Channels), Investment Banking (Capital Market and Corporate Banking), Information Technology, Operations and Support Services.

The Board of Directors of Komerční banka, a.s. consists of the following members:

Alexis Juan, Chairman and CEO, **Guy Poupet,** Vice-Chairman and Deputy CEO, **Patrice Cheroutre, Peter Palečka, Matúš Púll, Philippe Rucheton**, members of the Board.

the Board of Directors of Komerční banka, a.s.